  Exhibit 99.1

CANARC RESOURCE CORP. #810 – 625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.685-9744	www.canarc.net CCM: TSX CRCUF: OTCQX

News Release

Canarc Enters Option Agreement on its Silver King Property in Nevada

Vancouver, Canada – October 25, 2018 – Canarc Resource Corp. (TSX: CCM, OTCQX: CRCUF, Frankfurt: CAN) (“Canarc” or the “Company”) is pleased to announce that it has entered into an option agreement with Brownstone Ventures (US) Inc., a subsidiary of Casino Gold Corp., on its wholly owned Silver King Patented Claim Group located in Humboldt County, Nevada.

Under the terms of the ten-year agreement Canarc will receive annual payments of US$12,000 plus an option exercise payment of US$120,000. Upon exercise of the Option, Canarc will retain a 2% NSR royalty on the Property of which Brownstone Ventures will have the right to buy back one-half (1%) of the royalty for US$1,000,000.

The Silver King property is a non-core asset in Canarc’s Nevada property portfolio consisting of four patented mining claims totaling 83 acres (Silver King, Silver King #1, Silver Queen and Silver Coin Annex Ext) located in, Humboldt County, Nevada, 35 kms East of Winnemucca.

The property lies within the Iron Point Mining District which contains silver-gold mineralization in lower Paleozoic units that are the same host sequence as the Pinson, Getchell and Twin Creeks areas. Historic exploration on the property has identified occurrences of low grade gold in areas of silicification and quartz vein stockworks within limestone and siltstone.

Scott Eldridge, CEO of Canarc, stated: "Canarc is pleased to enter this option agreement which provides immediate income from this non-core property and has the opportunity of future income from production royalty payments.”

Qualified Person:

Dr. Jacob Margolis is a qualified person, as defined by National Instrument 43-101, and has approved the technical information in this news release. Dr. Margolis is engaged as a consultant to Canarc Resource Corp as Vice President of Exploration.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:

Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.